Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING

To be held on September 23, 2021

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 23, 2021 at 11:00 a.m. (London Time) at Malta House, 36-38 Piccadilly, London, WIJ ODP or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.

Important notice Re COVID 19: As a result of the ongoing COVID-19 (Coronavirus) outbreak and in particular the current guidelines of the UK and Jersey Governments as at the date of this document (and potential uncertainty regarding what the guidelines will be at the date of the meeting) , the Annual General Meeting will be run as a closed meeting and the Company Shareholders will not be able to attend in person. The Annual General Meeting will be convened with the minimum quorum necessary to conduct the business of the meeting and the attendance of those Shareholders will be facilitated by the Company. Shareholders may join the meeting virtually, via internet through http://ir.wns.com/ or via phone through US dial-in + 1 (833) 425-0389 or international dial-in +1 (918) 398-4589; participant passcode 1175015.

The Company would like to ensure that Shareholders are able to exercise their right to vote notwithstanding the restrictions. A Shareholder authorized to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his/her behalf. A Shareholder who wishes to vote should appoint the Chairman of the Annual General Meeting as his/her proxy, as any other proxy will not be permitted to attend the Annual General Meeting. A Form of Proxy, which should be completed in accordance with the instructions printed thereon.

Shareholders Entitled to Notice of and to Vote at the Annual General Meeting

The Board has fixed the close of business on August 19, 2021 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2021 (the “Annual Report”) were first mailed to Shareholders on or about August 19, 2021. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on June 30, 2021 there were 48,615,110 ordinary shares (excluding 2,200,000 treasury shares) issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11:00 a.m. (London time) on September 30, 2021 at Malta House, 36-38 Piccadilly, London, WIJ ODP.

WNS (HOLDINGS) LIMITED

22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands	Tel: 803 834 2586 Fax: 803 724 3059 wns.com

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. Shareholders may appoint the Chairman of the Annual General Meeting as their proxy.

Each instrument appointing a proxy shall specify the number of Ordinary Shares held by the Shareholder for which the Chairman is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote);

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and, on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited), at least 48 hours before the time appointed for the Annual General Meeting, will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.

Resolutions 1 to 8 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information

The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

References to “we”, “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

1.	Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2021, together with the auditors’ report;

2.	Re-appointment of Grant Thornton Bharat LLP (Formerly Known as Grant Thornton India LLP) as the auditors of the Company;

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2022;

4.	Re-election of the Class III Director, Mr. John Freeland;

5.	Re-election of the Class III Director, Ms. Francoise Gri;

6.	Re-election of the Class III Director, Mr. Jason T Liberty;

7.	Confirmation of Appointment of Mr. Timothy L. Main as a Class I Director of the Company; and

8.

Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

PROPOSAL NO. 1

THAT the audited accounts of the Company for the financial year ended March 31, 2021, including the report of the auditors, be and hereby are adopted.

A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all material respects.

The Company’s financial statements included in the Annual Report have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board and are accompanied by the auditors’ report from Grant Thornton Bharat LLP (which is set out as Appendix A to this Proxy Statement). Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2021, together with the auditors’ report (as set out in Appendix A to this Proxy Statement).

The Board recommends a vote “FOR” the adoption of the audited accounts of the Company for the financial year ended March 31, 2021, together with the auditors’ report.

PROPOSAL NO. 2

THAT Grant Thornton Bharat LLP (formerly known as Grant Thornton India LLP ) be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

A public company incorporated under the laws of Jersey, Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

Shareholders are requested to approve the re-appointment of Grant Thornton Bharat LLP (formerly known as Grant Thornton India LLP ) as the Company’s auditors in respect of the financial year ending March 31, 2022 and until the annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton Bharat LLP (formerly known as Grant Thornton India LLP ) as the Company’s auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

PROPOSAL NO. 3

THAT:

(a)	a sum of US$630,000 (excluding taxes and out of pocket expenses); and

(b)

a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2022, be and hereby is approved as remuneration being available for the payment of audit fees to Grant Thornton Bharat LLP (formerly known as Grant Thornton India LLP) as the Company’s independent auditors for their audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2022 and that the Board of Directors or a committee thereof be and hereby is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Under the Articles of Association of the Company, the business of a general meeting includes fixing the remuneration of the auditors. The precise amount of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2022 is not known. Consequently, the approval of the Shareholders in the Annual General Meeting is sought for the following to be available for payment of remuneration of the auditors for audit in respect of the Company’s financial statements to be rendered during the financial year ending March 31, 2022:

(a) a sum of US$630,000 (excluding taxes and out of pocket expenses); and

(b) a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2022.

The precise amount to be paid to the auditors for audit services will be determined by the Board or a committee thereof. The amount of fees that will be approved by the Board of Directors or a committee thereof, pursuant to the approval of Shareholders being granted herein (if this proposal is adopted), will be based on the number and location of the Company’s worldwide subsidiaries. The amount of fees may be higher than US$630,000 to the extent any additional subsidiary is incorporated or acquired in the financial year ending March 31, 2022, is approved by the Board or a committee thereof and is disclosed to Shareholders in the annual report for the financial year ending March 31, 2022.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote ‘“FOR’” the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2022.

PROPOSAL NO. 4

THAT Mr. John Freeland be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Mr. John Freeland is currently a Class III Director of the Company. The period of office of a Class III Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. John Freeland be re-elected as a Class III Director.

The biography of Mr. John Freeland and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. John Freeland to the Board of Directors.

PROPOSAL NO. 5

THAT Ms. Francoise Gri be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Ms. Francoise Gri is currently a Class III Director of the Company. The period of office of a Class III Director expires at the Annual General Meeting. Accordingly, it is proposed that Ms. Francoise Gri be re-elected as a Class III Director.

The biography of Ms. Francoise and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Ms. Francoise Gri to the Board of Directors.

PROPOSAL NO. 6

THAT Mr. Jason T Liberty be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Mr. Jason T Liberty is currently a Class III Director of the Company. The period of office of a Class III Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Jason T Liberty be re-elected as a Class III Director.

The biography of Mr. Jason T Liberty and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Jason T Liberty to the Board of Directors.

PROPOSAL NO. 7

THAT the appointment of Mr. Timothy L. Main as a Class I Director of the Company by the recommendation of Nominating and Corporate Governance Committee and Approval of Board of Directors effective June1, 2021 pursuant to article 108 and 109 of the Company’s articles of association be ratified and confirmed in all respects.

Mr. Timothy L. Main has provided his consent to serve on the Board and was appointed by the Board of Directors pursuant to 108 and 109 of the Company’s articles as a Class I Director with effect from June 1, 2021. Accordingly, it is proposed that Mr. Timothy L. Main be appointed as Class I Director.

The Board has determined that Mr. Timothy L Main qualifies as an Independent director under the applicable rules of the Commission and the NYSE.

The biography of Mr. Timothy L. Main and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the election of Timothy L. Main to the Board of Directors effective June 1, 2021.

SPECIAL BUSINESS

PROPOSAL NO. 8

THAT:

(a)

an aggregate sum of US$6 (Six) million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement; and

(b)

as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the 2016 Incentive Award Plan (as may be amended and restated pursuant to and in accordance with the terms thereof) (the “2016 Incentive Award Plan”) to Directors by the Board of Directors or a committee thereof in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the 2016 Incentive Award Plan is limited to the maximum number of ordinary shares available for such purpose under the 2016 Incentive Award Plan.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting Shareholders’ approval for an aggregate sum of US$6 (Six) million to be available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units pursuant to the 2016 Incentive Award Plan). The remuneration and other benefits will be apportioned amongst the Directors in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement.

Further, as part of the Directors’ remuneration, the Company is also requesting shareholders’ approval for Awards to be granted to the Directors of the Company by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the 2016 Incentive Award Plan) in accordance with the 2016 Incentive Award Plan for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022. The aggregate sum of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units pursuant to the 2016 Incentive Award Plan) paid to the Directors for their services rendered during the financial year ended March 31, 2021 was US$4.13 million. Our Directors were granted 265,205 restricted share units during the financial year ended March 31, 2021.

The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$6 (Six) million as being available for the payment of Directors’ remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b); and (b) the making of Awards under the 2016 Incentive Award Plan to Directors by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the 2016 Incentive Award Plan) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of the Annual General Meeting:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2021 filed with the Commission on May 14, 2021; and

2.

The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2021 and for the three months ended June 30, 2021 and 2020 submitted to the Commission on July 30, 2021.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Plant 10, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Gopi Krishnan.

The Company’s filings with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about the public reference room.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Our Board of Directors consists of nine directors.

The following table sets forth the name, age (as at June 30, 2021) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Adrian T. Dillon (1)(2)(3)	67	Non-Executive Chairman
Gareth Williams (2)((4)	68	Director
Jason Liberty (5)	46	Director
John Freeland (1)(2)	67	Director
Keshav R. Murugesh	57	Director and Group Chief Executive Officer
Michael Menezes (6)	68	Director
Françoise Gri (1)(7)	63	Director
Keith Haviland (5)	62	Director
Mario P. Vitale ( (5)	65	Director
Timothy L. Main (8)	63	Director
Executive Officers
Keshav R. Murugesh	57	Group Chief Executive Officer
Sanjay Puria	48	Group Chief Financial Officer
Gautam Barai	47	Chief Operating Officer
Swaminathan Rajamani	45	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.

(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Mr.Dillon’s term of appointment as a director of our Company will expire on September 20, 2021 whereupon he will retire as a director and Chairman of our Board of Directors.

(4)	Chairman of our Compensation Committee

(5)	Member of our Audit Committee.

(6)	Chairman of our Audit Committee.

(7)	Chairman of our Nominating and Corporate Governance Committee.
(8)	Appointed as a director of our Company by our Board of Directors with effect from June 1 ,2021.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. In January 2014, he was appointed as the Non-Executive Chairman of the Board. His term of appointment as a director of our Company will expire on September 20, 2021 whereupon he will retire as a director and Chairman of the Board. Mr Dillon is currently on the supervisory board of SUSE SA ,where he is also the Chair of the Audit Committee. He is also a member of the Board of Directors, a member of the Audit and Risk Committee and of the Compensation Committee of HealthEquity, Inc., and Chairman of the Cybersecurity Committee. Mr. Dillon is also a member of the Board of Directors at Datto Inc., and Chairman of its Audit Committee. Mr. Dillon was a member of the Board of Directors and Chairman of the Audit and Finance Committee of Williams-Sonoma, Inc from May 2005 until May 2017. He also served as a member of the Board of Directors of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007.During his career, Mr. Dillon held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011,Executive Vice President—Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a Bachelor of Arts degree in economics. The business address of Mr. Dillon is 5872 Cottage Ridge Road, Santa Rosa, CA 95403, USA.

Gareth Williams was appointed to our Board of Directors in January 2014. Presently, Mr. Williams serves as a member of the Board of Trustees of Cicely Saunders International, a charity that funds research and education on palliative care. Mr. Williams also served as an independent director of SAGA plc until December 2020. He served as a Chairman of YSC until November 2017. He also served as a member of the Board of YSC from 2013 to 2017. He also served as the advisor to the Chief Executive Officer of Diageo plc until June 2014. Prior to his appointment to our Board, he was Director, Human Resources at Diageo plc, one of the world’s leading premium drink companies. Prior to taking over as Head of Human Resources at Diageo in January 1999, Mr. Williams held a series of key positions in HR at Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo. Before joining Grand Metropolitan, he spent 10 years with Ford of Britain in a number of HR roles. Mr. Williams graduated with a Bachelor of Arts degree in Economics from the Warwick University. The business address of Mr. Williams is High Tees, Wildernesse Avenue, Sevenoaks, Kent TN15 0EA, United Kingdom.

John Freeland was appointed to our Board of Directors in September 2014. Currently, Mr. Freeland is the Chairman and Co-founder of Surface Architectural Supply Inc, Chairman and founder of JF Manufacturing LLC and the founder of JF Fitness of North America. He is on the Board of Trout River Lumber, LLC and Scout Logic, Inc. He was on the Board of Compuware Corporation during the year 2014. He brings over 35 years of experience to WNS. Most recently he was the Chief Executive Officer of Symphony Information Resources, Inc. from October 2007 to May 2012, a leading global provider of information, insights and decision solutions. In his previous roles, he was President – Worldwide Operations for salesforce.com and a Managing Partner at Accenture in the areas of global Insurance and global Customer Relationship Management. During his 26-year career at Accenture, he was also appointed a member of Accenture’s executive committee. Mr. Freeland has a Bachelor of Arts degree in Economics and a Master of Business Administration from Columbia University. The business address of Mr. Freeland is 435 East 52nd Street, Apartment 8B, NY, NY 10022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). He is also Co-President as well as Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit organisation focusing on fostering entrepreneurship though mentoring, networking, funding and incubation. Previously, he held the position of Chairman and a Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to 2020) and Vice-Chairman of the Executive Council of NASSCOM . He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from 2017-to 2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400079, India.

Michael Menezes was appointed to our Board of Directors in January 2014. Mr. Menezes presently serves as an Executive-in-Residence to the Master of Business Administration students at Ryerson University in Toronto on a voluntary basis. He is the President of Acumentor Inc. a sole proprietary business engaged in providing consulting and other services. Most recently, he was the special advisor to the Continental Bank of Canada and an advisor to Fairfax India. He was also Chief Financial Officer, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012. Mr. Menezes has over two decades of global exposure, both as Chief Executive Officer and Chief Financial Officer in the Financial Services, Consumer Goods and Agri-business sectors. In his previous stints, he has been the Chief Financial Officer for ONIC (Holding), Chief Executive Officer of ITC Agro Tech Ltd., India, apart from holding various senior finance roles at ITC Ltd. in India. Mr. Menezes received a Bachelor of Arts Degree in Economics from University of Delhi, India, a Master’s degree in Economics from London School of Economics, UK and qualified as a Member of the Institute of Chartered Accountants of India. The business address of Mr. Menezes is LPH 02, Landmark 2, 7825 Bayview Avenue, Thornhill, Ontario, Canada, L3T 7N2.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 30 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. She is a chairperson of INSEEC U, which is a private multidisciplinary higher education and research institution, and a member of the Board of Directors and chairperson of the Risk Committee at Credit Agricole. She is also on the board of Credit Agricole Investment Banking and an independent lead director at Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG) in Grenoble, France. The business address of Ms. Gri is 25, Rue des Vaussourds, 92500 Rueil Malmaison, France.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings 35 years of global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and global delivery network for their Technology Services later becoming responsible for all client-facing technology. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of Mission Control Productions Limited, Mirabilis Technology Services Limited, Caravan Media Limited, Haviland Digital Co-Productions Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 40 years of experience in the insurance industry. Currently, Mario serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber insurance platform for insurance, a member of the advisory board of Kalepa Insurance and Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also serves as the Trustee of St John’s University College of Insurance and the Director of Growthsource Academy, a non-profit organization. Most recently, he was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 3440 Thornbury Ln Bonita Springs, Florida 34134, United States.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty has over 21 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Executive Vice President and Chief Financial Officer for Royal Caribbean Cruises Ltd. He is responsible for overseeing their finance and accounting, strategic planning, information technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.

Mr. Timothy L Main was appointed to our Board in June 2021. Mr. Main has over 40 years of experience in business-to-business and outsourcing domain. Currently, Mr. Main is the Non-executive Chairman of the Board of Directors and a member of the Cyber Committee at Jabil Inc. He also serves on the Board of Quest Diagnostics and as Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees. Mr. Main is also on the Board of SCP & CO Healthcare Acquisition Co., where he serves as a member of the Audit & Finance Committee.He joined Jabil Inc.in 1987 and after serving multiple operational roles, he served as the Chief Executive Officer from 2000_to 2013. Before joining Jabil Inc, he worked with National Bank of Detroit. The business address of Mr. Main is 10560, Dr Martin Luther King Jr. Street North, St. Petersburg FL 33716 USA.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 22 years of experience, out of which over 18 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also a co-convenor for Confederation of Indian Industry Maharashtra State Panel on Finance, Taxation and Corporate Governance. A not-profit organisation, which works to create an environment conducive to the development of India through advisory and consultative processes and a member of NASSCOM BPM council. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Gautam Barai serves as our Chief Operating Officer. He is based out of Mumbai and is responsible for operations, sales, client relations, technology and capability creation across the organization. He began his tenure at WNS leading operations for the Aviva business in 2009, and helped to grow our insurance vertical before becoming the leader of the banking and financial services, insurance and healthcare business units. Most recently he was Chief Business Officer at WNS from May 2018 to January 2019. Prior to joining WNS, Mr. Barai was Senior Vice President—Business Executive Operations at Bank of America. Prior to Bank of America, he served as Senior Vice President and Head of BPO at Countrywide Financial Corporation. At Countrywide, he was instrumental in setting up and managing BPO operations in both India and Costa Rica. He holds Masters of Business Administration degrees from Columbia University and London Business School. The business address of Mr. Barai is Gate 4, Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West), Mumbai 400079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is No. 143, Campus 1A, RMZ Millenia Business Park North Veeranam Rd, Perungudi, Kandanchavadi, Chennai, Tamil Nadu.

Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal—Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

•

Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, their ability to directly impact our results and strategic initiatives increases. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

•

Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

•

Balanced in Focus on Long-Term versus Short-Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long-term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long-term share price appreciation. In addition, our compensation philosophy seeks to incentivize our executives to focus on achieving short-term performance goals in a manner that supports and encourages long-term success and profitability.

•

Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

•

Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus or variable incentive;

•	Equity incentive grants of restricted share units (“RSUs”);

•	Other benefits and perquisites; and

•	Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our executives’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any base salary adjustments are usually approved early in the fiscal year, effective as at April 1, or as set out in the relevant employment agreement. The specific amount of base salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting base salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executive officers. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and cash bonuses add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which executives’ gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For more information see Share Ownership – Share Ownership Guidelines.”

Other Benefits and Perquisites

We provide benefits and perquisites to our executive officers that are generally available to and consistent with those provided to our other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. Such benefits and perquisites are intended to enhance the competitiveness of our overall compensation program. Such benefits normally include medical, accident and life insurance coverage, retirement benefits, club membership, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period as compared to other employees.

•

Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable (in the case of share options) by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•

Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

In addition, we provide change in control severance protection to certain executive officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own interest or employment.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executive officers, approving the compensation level of each of our executive officers, establishing criteria for the grant of equity awards for each of our executive officers and approving such equity grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an external compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific position an executive officer holds for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•

Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” of the Annual Report) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including the tax effect thereon) and other measures, such as our adjusted operating margin (non-GAAP), which is calculated as adjusted operating profit (non-GAAP) (calculated as operating profit / (loss) excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP), are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

•

Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. Our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals.

The Covid-19 pandemic presented us with multiple challenges to overcome in a short span of time at the beginning of the financial year. Given the high levels of uncertainty and its potential impact on our business, it was not possible to set meaningful full year performance targets. It was also critical to have management collectively aligned to successfully navigating this unprecedented situation with clarity and pace. Consequently, the Compensation Committee decided to set quarterly Revenue and ANI targets for the first half and then semi-annual for the remainder of the fiscal year. This enabled us to set what we considered appropriate stretch in the targets given the limited visibility we had and respond with more certain levels of performance ambition as management worked through the operational challenges with clients and reengineered the ways of working inside the organization.

This approach:

•	Enabled the leadership to demonstrate impressive agility and work towards protecting client businesses and shareholder interests.

•	Refocused the organization to ensure we were able to deliver robust financial outcomes.

•	Clarified the right strategic and operational priorities to enable the business to emerge stronger for the future.

The outcomes have been:

•	Our leadership team and organization delivering operational excellence throughout the fiscal year

•	Excellent and responsive service to our Clients through new operating models which required very high levels of home working in all our delivery locations.

•	Robust financial outcomes on revenue, profit and cash

•	A strong platform for ambitious growth and performance in fiscal 2022.

These outcomes have been accomplished while maintaining constant attention to the health and well being of WNS employees across our global operations. The Compensation Committee believes this has been a year of outstanding performance in the most demanding of circumstances.

Benchmarking and Use of Compensation Consultant for Fiscal 2021

During fiscal 2021, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Chief Executive Officer and named executive officers in fiscal 2021 included the following:

Peer Group Companies for Named Executive Officers other than the Group Chief Executive Officer*
Accenture (BPM)	FirstSource Solutions	Mphasis
Capgemini (IT/ BPM)	Genpact Limited	Tata Consultancy Services (BPM)
Cognizant Technologies	HCL Technologies	Teleperformance
Conduent	ICICI Bank	Wipro Technologies (BPM)
EXL Services Holding Inc.	Infosys (BPM)
Peer Group Companies for the Group Chief Executive Officer
Cognizant Technologies	Genpact Limited	Teleperformance
Conduent	HCL Technologies	Wipro Technologies (BPM)
EXL Services Holding Inc.

*	Different subsets of the peer group were used for different named executive officers depending on the officer’s position and geographic location.

Our Compensation Committee used the data derived by our external compensation consultant primarily to ensure that our executive compensation programs are competitive. A selected subset of peer companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position in the relevant industry, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2021.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2021 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2021” below.

Executive Compensation for Fiscal 2021

As a result of the onset of the COVID-19 pandemic, we decided to not give any cash compensation increase across our company until we had a clearer picture of the likely impact of the pandemic on our business and 2021 financial results. There were no changes made to the base salary and target bonus for fiscal 2021.

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2021(excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$724,942	$86,323	$2,602,288	$3,413,552
Sanjay Puria	$305,060	$19,671	$852,089	$1,176,820
Gautam Barai	$314,018	$28,188	$839,921	$1,182,127
Swaminathan Rajamani	$270,825	$17,762	$756,303	$1,044,891

Total	$1,614,846	$151,944	$5,050,600	$6,817,390

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2021 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers’ base salary:

•

Mr. Keshav R. Murugesh’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $769,990 to $846,986 in April 2021. The salary revision was effective February 19, 2021.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was $319,770.

•	Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was $337,292.

•	Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $283,824.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally, our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2021 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2021. Each of our executive officers’ variable incentive packages for fiscal 2021 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $973,299 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 267.4% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2021 at $319,770 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 266.5% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2021 at $337,292 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 249.0% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2021 at $283,824 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 266.5% of his target variable incentive amount on an overall basis.

*

The Compensation Committee took the decision to remove some one-time benefits from the final calculation of the incentive outcome for fiscal 2021. The actual incentive pay-out percentages based on actual achievement of targets set by the Compensation Committee are higher than the pay-out percentages.

Equity Incentive Grants of RSUs

During fiscal 2021, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2021:

Name	Date of grant	Total RSUs granted for fiscal 2021		Weighted average grant date fair value ($)(1)
Keshav R. Murugesh	April 22, 2020	240,150	(2)	38.93
Sanjay Puria	April 22, 2020	27,000	(3)	38.93
Gautam Barai	April 22, 2020	27,300	(3)	38.93
Swaminathan Rajamani	April 22, 2020	22,650	(3)	38.93

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
(2)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vests according to the following schedule: 3.75% of the base award vests quarterly on the completion of each of the first eight quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; 2.50% of the base award vests quarterly on the completion of each of the following four quarters, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

(3)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.33% of the base award vests quarterly on the completion of each of the first twelve quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to our executive officers in fiscal 2021 are summarized below:

Name	Provident Fund	Insurance benefits	Club membership	Tax Reimbursement	Total
Keshav R. Murugesh	$53,756	$7,581	$10,171	$14,815	$86,323
Sanjay Puria	$14,709	$1,595	$—	$3,367	$19,671
Gautam Barai	$23,273	$1,548	$—	$3,367	$28,188
Swaminathan Rajamani	$13,056	$1,339	$—	$3,367	$17,762

Total	$104,795	$12,062	$10,171	$24,916	$151,944

Non-executive Director Compensation for Fiscal 2021

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2021 (excluding grants of RSUs which are described below):

Name	Retainership Fees	Retainership fees for Board/Committee Chairman		Total
Adrian T. Dillon	$—	$160,000	(1)	$160,000
Gareth Williams	$70,000	$20,000	(2)	$90,000
John Freeland	$70,000	$—		$70,000
Michael Menezes	$70,000	$30,000	(3)	$100,000
Françoise Gri	$70,000	$15,000	(4)	$85,000
Keith Haviland	$70,000	$—		$70,000
Mario P. Vitale	$70,000	$—		$70,000
Jason Liberty	$70,000	$—		$70,000

Total	$490,000	$225,000		$715,000

Notes:

(1)	Fee paid to Mr. Adrian T. Dillon for serving as Chairman of our Board of Directors in fiscal 2021.
(2)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee in fiscal 2021.
(3)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee in fiscal 2021.
(4)	Fee paid to Ms. Françoise Gri for serving as Chairman of our Nominating and Corporate Governance Committee in fiscal 2021.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2021. These RSU’s have a vesting period of one year. No options were granted in fiscal 2021.

Name	Date of grant	Total RSUs granted for fiscal 2021	Grant date fair value ($)(1)
Jason Liberty	April 22,2020	3,203	41.82
	July 15, 2020	2,428	55.14
Adrian T. Dillon	July 15, 2020	4,856	55.14
Françoise Gri	July 15, 2020	2,428	55.14
Gareth Williams	July 15, 2020	2,428	55.14
John Freeland	July 15, 2020	2,428	55.14
Michael Menezes	July 15, 2020	2,428	55.14
Keith Haviland	July 15, 2020	2,428	55.14
Mario P. Vitale	July 15, 2020	2,428	55.14

Note:

The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under our 2016 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, which was amended with effect from February 19, 2013, to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Our employment agreement with Mr. Murugesh was further amended effective February 19, 2014 and February 19, 2017 to revise Mr. Murugesh’s compensation (including share grants).

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 50% of eight times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our 2016 Incentive Award Plan.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including, without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the amended agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

In addition to the above, if Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason, and Mr. Murugesh executes and delivers a non-revocable general release of claims in favor of our company, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive the following severance payments and benefits from us:

1.	His base salary for a period of 12 months from the effective date of termination, which will be paid immediately;

2.	His target bonus for the year in which the termination occurs, which will be paid immediately; and

3.

Automatic accelerated vesting of RSUs or share options granted to him that would have vested with him through the next two vesting dates of each grant from the effective date of termination. Full accelerated vesting will occur in case of termination of employment for good reason.

If we experience a change in control (as defined in our 2006 Incentive Award Plan(as amended and restated, the “2006 Incentive Award Plan”) for awards granted under that plan or as defined in our 2016 Incentive Award Plan for awards granted under that plan) while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan was to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan was further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for grant under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Shares Available for Awards

Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one participant during any calendar year was 500,000 shares and the maximum amount that could be paid to a participant in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the 2006 Incentive Award Plan.

Administration. The 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator determined eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator would not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries were eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries were eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator could grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator could grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted could not exceed ten years from the date of grant. The plan administrator could elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator could grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards could be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator could grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments could be based upon specific performance criteria determined by the plan administrator on the date such share payments were made or on any date thereafter.

Deferred Shares. The plan administrator could grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards would not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.

Performance-Based Awards. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in aapnticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the 2006 Incentive Award Plan.

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at June 30, 2021, RSUs to purchase an aggregate of 218,227 ordinary shares were outstanding, out of which RSUs to purchase 59,400 ordinary shares were held by all our directors and executive officers as a group.

There is no purchase price for the RSUs.

RSU Grants Outside of our Plans

On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the laws of Jersey.

2016 Incentive Award Plan

We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the First Amended and Restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan. On September 24, 2020, we adopted the second amended and restated 2016 Incentive Award Plan which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.9 million to 6.1 million shares/ADSs subject to specific adjustments under the plan. On July 15, 2021, we adopted the third amended and restated plan which reflects deletion of reload provisions.

Shares Available for Awards

Subject to certain adjustments set forth in the 2016 Incentive Award Plan, the maximum number of shares and ADSs, in the aggregate, which may be issued or transferred pursuant to awards under the 2016 Incentive Award Plan is equal to the sum of (x) 6,100,000 shares, and (y) any shares or ADSs which immediately prior to the expiration of the 2006 Incentive Award Plan were available for issuance or transfer as new awards under the 2006 Incentive Award Plan, and (z) any shares or ADSs subject to awards under the 2006 Incentive Award Plan which terminate, expire, forfeit, lapse for any reason or are settled in cash on or after the effective date of the 2016 Incentive Award Plan. Immediately prior to the expiration of the 2006 Incentive Award Plan, 1,112,825 shares were available for issuance or transfer as new awards thereunder. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares or ADSs subject to the award shall again be available for the grant of an award pursuant to the 2016 Incentive Award Plan. Any shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award shall not subsequently be available for grant of an award pursuant to the 2016 Incentive Award Plan.

Administration. The 2016 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2016 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the Code.

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2016 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each share option grant whether such share option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2016 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the 2016 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the 2016 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2016 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the 2016 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the 2016 Incentive Award Plan.

Termination or Amendment: An award of performance shares, performance share units, deferred shares, share payments and RSUs shall only vest or be exercisable or payable while the participant is an employee, consultant or a member of the Board, as applicable; provided, however, that the Compensation Committee in its sole and absolute discretion may provide that an award of performance shares, performance share units, share payments, deferred shares or RSUs may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a change in control of our Company, or because of the participant’s retirement, death or disability, or otherwise; provided, however, that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to performance shares or performance share units that are intended to constitute qualified performance-based compensation shall be subject to the requirements of Section 162(m) of the Code that apply to qualified performance-based compensation.

Outstanding Awards. As at June 30, 2021, RSUs to purchase an aggregate 2,990,463 ordinary shares were outstanding, out of which RSUs to purchase 1,282,264 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2021, 2020, and 2019 was $43.26, $56.23 and$47.89 per ADS, respectively.

There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2021, the total amount accrued by us to provide for pension, retirement or similar benefits was $15.5 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $9.4 million, $9.4 million and $8.6 million in each of fiscal 2021, 2020 and 2019, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $1.8 million, $1.5 million and $1.4 million in each of fiscal 2021, 2020 and 2019, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $0.9 million, $0.9 million and $0.8 million in each of fiscal 2021, 2020 and 2019, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $27,356 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $1.0 million, $1.2 million and $1.4 million in fiscal 2021, 2020 and 2019, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of ten directors. Our Board of Directors appointed Mr. Main as a director in June 2021. In anticipation of Mr.Dillon’s retirementin September 2021, our Board of Directors will consists of nine directors. We are seeking shareholder’s approval to ratify the appointment of Mr. Main as a director. Each of Messrs. Dillon, Williams, Freeland, Vitale, Haviland, Liberty, Menezes, Main and Ms. Gri satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2023;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2024; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2022.

Our directors are classified as follows:

•	Class I: Mr. Gareth Williams, Mr. Mario P. Vitale, Mr. Adrian T. Dillon and Mr. Timothy L. Main;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Mr. Michael Menezes; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty

The appointments of Messrs. Freeland, Liberty and Ms. Gri will expire at the Annual General Meeting. Messrs. Freeland, Liberty and Ms. Gri have expressed their willingness to be re-elected and, accordingly, we are seeking shareholders’ approval for their re-election at the Annual General Meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provides for benefits upon termination of employment as described above.

Our Board of Directors held five meetings in fiscal 2021.

Board Leadership Structure and Board Oversight of Risk

Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews our company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee comprises four directors: Mr. Michael Menezes (Chairman), Mr. Jason Liberty, Mr. Keith Haviland and Mr. Mario P. Vitale.. Each of Messrs. Menezes, Haviland, Liberty and Vitale satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Menezes and Liberty serve as our Audit Committee Financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Audit Committee held four meetings in fiscal 2021.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Gareth Williams (Chairman), John Freeland, Adrian T. Dillon and Ms Francoise Gri. Each of Messrs. Williams, Freeland, Dillon and Ms. Gri satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Compensation Committee held four meetings in fiscal 2021.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises four directors: Ms. Françoise Gri (Chairman) and Messrs. Adrian T. Dillon, John Freeland and Gareth Williams. Each of Ms. Gri and Messrs. Dillon, Freeland and Williams satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

The principal duties and responsibilities of the nominating and governance committee are as follows:

•

to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.

We have posted our Nominating and Corporate Governance Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Nominating and Corporate Governance Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

The Nominating and Corporate Governance Committee considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences and occupations.

The Nominating and Corporate Governance Committee held four meetings in fiscal 2021.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held five executive sessions in fiscal 2021.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at June 30, 2021. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2021 are based on an aggregate of 48,615,110 ordinary shares (excluding 2,200,000 treasury shares) outstanding as at that date

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Adrian T. Dillon(1)	89,904	0.184
Gareth Williams	20,794	0.042
John Freeland(2)	41,300	0.085
Keshav R. Murugesh	455,263	0.936
Michael Menezes	16,598	0.034
Jason Liberty	5,631	0.011
Françoise Gri	19,802	0.040
Keith Haviland	13,597	0.027
Mario P. Vitale	10,137	0.021
Tim Main (3)	10,000	0.020
Executive Officers
Sanjay Puria	12,417	0.025
Swaminathan Rajamani	34,796	0.071
Gautam Barai	23,955	0.049
All our directors and executive officers as a group (13 persons as of June 30, 2021)	754,194	1.551

Notes:

(1)	Of the 85,048 shares beneficially owned by Mr. Adrian T. Dillon, 16,765 shares are in the form of ADSs.
(2)	Of the 38,872 shares beneficially owned by Mr. John Freeland, 17,250 shares are in the form of ADSs.
(3)	Tim Main holds 10,000 shares in form of ADSs.

As at June 30 2021, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at June 30, 2021:

Name	RSU Summary
	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs held that RSUs To be vested in next 60 days from Jun 30, 2021 (With vesting dates)	Vesting Dates	Number of shares underlying unexercised RSUs held that have not vested
Directors
Adrian T Dillon	—	4,856	15-Jul-21	—
Michael Menezes	—	2,428	15-Jul-21	—
Gareth Williams	—	2,428	15-Jul-21	—
John Freeland	—	2,428	15-Jul-21	—
Francoise Gri	—	2,428	15-Jul-21	—
Keith Haviland	—	2,428	15-Jul-21	—
Mario Vitale	—	2,428	15-Jul-21	—
Jason Liberty	—	2,428	15-Jul-21	—
Tim Main	—	—		—
Executive Officers
Keshav Murugesh	440,693	3,935	24-Jul-21	572,427
Keshav Murugesh		6,004	22-Jul-21
Keshav Murugesh		4,631	21-Jul-21
Sanjay Puria	10,444	783	24-Jul-21	77,672
Sanjay Puria		600	22-Jul-21
Sanjay Puria		590	21-Jul-21
Gautam Barai	22,023	733	24-Jul-21	80,817
Gautam Barai		606	22-Jul-21
Gautam Barai		593	21-Jul-21
R Swaminathan	33,293	506	24-Jul-21	62,465
R Swaminathan		504	22-Jul-21
R Swaminathan		493	21-Jul-21

Share Ownership Guidelines

In July 2014, our Board of Directors adopted a share ownership policy, which was amended in January 2015 and effective from April 1, 2015, outlining the share ownership guidelines for, among other employees, our directors and executive officers. Our share ownership policy was further amended for other employees and executive officers effective July 2019. We believe that this policy further aligns the interests of our directors and executive officers with the long-term interests of our shareholders and promotes our commitment to sound corporate governance practices.

Under our amended policy, each of our non-executive directors must hold at least the amount of vested shares of our company by the fifth anniversary of such director’s initial election to the Board as shown in the table below:

Position	Share Ownership Guidelines
For Non-Executive Directors (except Board Chairman)	3.0 x value of annual share grant in $
For the Board Chairman	4.0 x value of annual share grant in $

In the event a non-executive director holds at least the required valued of our ordinary shares during the required time period, but the value of the director’s shares decreases below the shareholding requirement due to a decline in the price of our ADSs, the director shall be deemed to have complied with this policy so long as the director does not sell any shares.

Our amended policy provides that our executive officers are required to hold a multiple of their annual base salary in shares of our company as shown in the table below.

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Chief Operating Officer	2.0 x annual base salary
Group Chief Financial Officer	2.0 x annual base salary
Chief People Officer	2.0 x annual base salary

Executive officers have five years to achieve the specified ownership level according to the following build-up schedule: achieving a share ownership level equivalent to 5%, 15%, 30%, 60% and 100% of their specified ownership level in the first, second, third, fourth and fifth year, respectively.

For our Group Chief Financial Officer, our Compensation Committee changed the share ownership level from 1.5 times to 2 times his annual base salary. The additional ownership level of 0.5 times his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

For our Chief People Officer, our Compensation Committee changed the share ownership level from 1 time to 2 times his annual base salary. The additional ownership level of 1 time his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at June 30, 2021 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 48,615,110 ordinary shares (excluding 2,200,000 treasury shares) outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Waddell & Reed Financial Inc. (2)	5,284,083	10.87%
FMR LLC (3)	4,710,333	9.69%
Nalanda India Fund Limited (4)	4,122,196	8.48%
Grandeur Peak Global Advisors, LLC (5)	2,561,060	5.27%

Notes:

(1)	Based on an aggregate of 48,615,110 (excluding 2,200,000 treasury shares) ordinary shares outstanding as at June 30, 2021.
(2)

Information is based on Amendment No.10 to a report on Schedule 13G jointly filed with the Commission on February 12, 2021 by Waddell & Reed Financial, Inc. (“WDR”) and Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of WDR. These shares are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of these shares. IICO and WDR are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act. Indirect “beneficial ownership” is attributed to the respective parent companies solely because of the parent companies’ control relationship to IICO.

(3)

Information is based on Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021 July 9, 2020 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson filed Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021 reporting beneficial ownership of 4,710,333 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 18, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the US Investment Company Act of 1940 (“Fidelity Funds”), advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly-owned subsidiary of FMR Co. LLC. Such power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. According to this Amendment No. 18, of these shares, FMR LLC and Abigail P. Johnson each has the sole power to vote or direct the vote over 915,148 shares and the sole power to dispose or direct the disposition of all 4,710,333 shares.

(4)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.
(5)	Information is based on Amendment No.1 to a report on Schedule 13G filed with the Commission on February 17, 2021 by Grandeur Peak Global Advisors, LLC (“Grandeur”).

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

WDR reported its percentage ownership of our ordinary shares to be 15.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G filed with the Commission on February 14, 2019 11.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020 and 10.6% based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G filed with the Commission on February 12, 2021.

•

Wellington Management Group LLP reported its percentage ownership of our ordinary shares to be 5.52% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G jointly filed with the Commission on February 12, 2019 and 3.67% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on February 14, 2020.

•

FMR LLC reported its percentage ownership of our ordinary shares to be9.397% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 15 to a report on Schedule 13G jointly filed with the Commission on February 13, 2019, 9.626% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.16 to a report on Schedule 13G jointly filed with the Commission on February 7, 2020 10.00% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No.17 to a report on Schedule 13G jointly filed with the Commission on July 10, 2021 and 9.422% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 18 to a report on Schedule 13G jointly filed with the Commission on February 8, 2021.

•

Grandeur reported its percentage ownership of our ordinary shares to be 5.15% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 17, 2021.

None of our major shareholders have different voting rights from our other shareholders.

As at June 30, 2021, 48,331,751 (excluding 2,200,000 treasury shares) of our ordinary shares, representing 95.11% of our outstanding ordinary shares, were held by Deutsche Bank Trust Company Americas the depository of our ADS holders. We are aware of 14 record shareholders being a US citizen or an entity incorporated in the US, including the depository, as at June 30, 2021. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2021, we have paid membership and subscription charges and sponsorship and participation fees for various events conducted by NASSCOM amounting to $60.

Mr. Gareth Williams was a Non-Executive director of SAGA Plc. till December 31, 2021. SAGA Plc. is our client and during fiscal 2021 (till December 31, 2021), we earned a net revenue of $1,038 from this client.

See also “Part I — Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreement of our Executive Director” for a description of our employment agreement with Mr. Keshav R. Murugesh, our Group Chief Executive Officer and director.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”) served as our independent public accountant for fiscal 2021. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”) and Grant Thornton member firms for fiscal 2021 and 2020.

	Fiscal
	2021	2020
Audit fees	$614,170	$628,000
Audit-related fees	9,000	2,000
Tax fees	22,260	22,260

Total	$645,430	$652,260

Notes:

Audit fees: This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; consents and attest services.

Audit-related fees: This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by an external auditor, and includes service tax certifications and out of pocket expenses.

Tax fees: This category includes fees billed for tax audits.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton Bharat LLP (formerly “Grant Thornton India LLP”) and Grant Thornton member firms during the last fiscal year have been pre-approved by our Audit Committee.

STOCK PERFORMANCE GRAPH

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent that we specifically incorporate this information by reference and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from April 1, 2016 to March 31, 2021. The peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exl Service Holdings, Inc. and Genpact Limited. We believe that these companies most closely resemble our business mix and that their performance is representative of our industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends.

Cumulative Total Return

Based upon an initial investment of US$100 on April 1, 2016 with dividends reinvested

Appendix A

Grant Thornton Bharat LLP 16th floor, Tower II Indiabulls Finance Centre, S B Marg Elphinstone W Mumbai 400013 T +91 22 6626 2600 F +91 22 6626 2601 www.grantthornton.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material aspects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and the requirements of the Company (Jersey) Law 1991.

Report on Other Legal and Regulatory Requirements under Companies (Jersey) Law 1991

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters in relation to which the Companies (Jersey) Law 1991 requires us to report to you, if in our opinion:

•	the Company has not kept proper accounting records; or

•	the financial statements are not in agreement with the accounting records; or

•	we have not received proper returns adequate for our audit from branches not visited by us; and

•	we have not received all the information and explanations, which to the best of our knowledge and belief, are necessary for the purposes of our audit

For and on behalf of

Grant Thornton Bharat LLP

Amit Kumar Bajaj

Partner

Mumbai, India

May 14, 2021